                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                  For the fiscal year ended December 31, 1998
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ___________________to_________________

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  DIAMOND OFFSHORE DRILLING, INC.
                  15415 KATY FREEWAY
                  HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION

Item 4.

                 The financial statements and schedules of the Diamond Offshore Defined Contribution Retirement Plan for the fiscal year ended December 31, 1998 (attached)


Exhibits

23.1             Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN


                   Years ended December 31, 1998 and 1997 and
            Supplemental Schedules for Year ended December 31, 1998
                      with Report of Independent Auditors

             DIAMOND OFFSHORE DEFINED CONTRIBUTION RETIREMENT PLAN

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1998 and 1997



                                    CONTENTS



Report of Independent Auditors...................................................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits, December 31, 1998 and 1997.................  2
Statements of Changes in Net Assets Available for Plan Benefits for the Years ended
          December 31, 1998, 1997 and 1996.......................................................  3
Notes to Financial Statements....................................................................  4

ERISA Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes........................................  13
Item 27d--Schedule of Reportable Transactions....................................................  14

INDEPENDENT AUDITORS' REPORT


TO THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
     OF THE DIAMOND OFFSHORE DEFINED CONTRIBUTION
     RETIREMENT PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore Defined Contribution Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
June 16, 1999

                     DIAMOND OFFSHORE DEFINED CONTRIBUTION
                                RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                DECEMBER 31,
                                                     ---------------------------------
                                                          1998                1997
                                                     ---------------   ---------------

INVESTMENTS AT FAIR VALUE:
      Mutual funds ...............................   $    62,859,786   $    47,380,647
      Company stock ..............................         1,419,733         1,713,155
                                                     ---------------   ---------------
                Total investments ................        64,279,519        49,093,802

CONTRIBUTIONS RECEIVABLE:
      Employee ...................................           768,666           589,847
      Employer ...................................         1,640,115         1,267,153
                                                     ---------------   ---------------
                Total contributions receivable ...         2,408,781         1,857,000

LOANS TO PARTICIPANTS ............................         2,882,871         2,022,640

OTHER ASSETS .....................................             2,942             6,302

                                                     ---------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS ................   $    69,574,113   $    52,979,744
                                                     ===============   ===============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                     DIAMOND OFFSHORE DEFINED CONTRIBUTION
                                RETIREMENT PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                      YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                             1998               1997               1996
                                                       ---------------    ---------------    ---------------
INVESTMENT INCOME:
  Dividends and interest ...........................   $     3,740,948    $     2,938,430    $     1,944,678
  Net appreciation in fair value of investments ....         2,124,346          3,659,059            736,638
                                                       ---------------    ---------------    ---------------
        Total investment income ....................         5,865,294          6,597,489          2,681,316

CONTRIBUTIONS:
  Employee .........................................         8,389,378          4,680,340          3,733,432
  Employer .........................................         5,786,246          6,477,438          2,524,009
  Rollover .........................................           334,664         11,231,765                 --
                                                       ---------------    ---------------    ---------------
        Total contributions ........................        14,510,288         22,389,543          6,257,441

                                                       ---------------    ---------------    ---------------
        Total additions ............................        20,375,582         28,987,032          8,938,757
                                                       ---------------    ---------------    ---------------

DEDUCTIONS:
  Benefit payments .................................        (3,631,644)        (4,362,444)        (2,018,926)
  Miscellaneous expenditures .......................          (149,569)           (16,541)                --
                                                       ---------------    ---------------    ---------------
        Total deductions ...........................        (3,781,213)        (4,378,985)        (2,018,926)
                                                       ---------------    ---------------    ---------------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS .....................................        16,594,369         24,608,047          6,919,831

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period ..............................        52,979,744         28,371,697         21,451,866
                                                       ---------------    ---------------    ---------------
  End of period ....................................   $    69,574,113    $    52,979,744    $    28,371,697
                                                       ===============    ===============    ===============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                 DIAMOND OFFSHORE CONTRIBUTION RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

1.  ORGANIZATION

      The Diamond Offshore Defined Contribution Retirement Plan (the "Plan") was established effective July 1, 1989. Effective January 1, 1997, Diamond Offshore Drilling, Inc. (the "Company") merged the Arethusa Off-Shore Company Profit Sharing Plan (the "Arethusa Plan") with and into the Plan. Net assets available for benefits for the Arethusa Plan were $10,731,913 as of December 31, 1996. In connection with this merger, the Plan changed trustees from The Dreyfus Trust Company ("Dreyfus") to The Scudder Trust Company ("Scudder") effective January 1, 1997. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "IRC") and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a)(27) of the IRC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING BASIS - The financial statements of the Plan are prepared using the accrual basis of accounting.

      INVESTMENTS - Investments are reported in the financial statements at fair value.

      TRUSTEE FEES - Normal recurring trustee fees are paid by the Company, the Plan's sponsor. Fees paid by the Company were $49,314 and $10,112 for the years ended December 31, 1998 and 1997, respectively.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan income and expenses during the reporting period. Actual results could differ from these estimates.

3.  DESCRIPTION OF PLAN

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution retirement plan for U.S.-paid employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

      ADMINISTRATION - The Plan is administered by an administrative committee appointed by the President of the Company.

      PARTICIPANTS - Prior to July 1, 1997, any employee of the Company became a participant of the Plan on the first quarterly entry date (January 1, April 1, July 1, or October 1) following the completion of one year of service. Effective July 1, 1997 an employee of the company will become a participant of the Plan beginning in the month following the completion of a 90-day service period.

      CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. In 1998 and 1997, Company contributions were made quarterly. In addition, each participant may make voluntary contributions of up to 15% of his or her annual compensation, as defined by the Plan. Employee contributions are made through payroll deductions.

      INVESTMENT FUNDS - Effective January 1, 1997, the following investment options are available to plan participants:

         Scudder Stable Value Funds: This collective investment trust invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

         Scudder Income Fund: This fund invests primarily in high-grade corporate bonds, convertible bonds and government securities.

         Scudder Balanced Fund: This fund invests in common stocks of companies that the fund's advisor believes offer the potential for above-average growth of earnings, cash flow or assets relative to the overall market.

         Scudder Growth & Income Fund: This fund's primary investments are income-producing common and preferred stocks of established companies.

         Scudder Stock Index Fund: This collective investment trust invests in common stocks of companies listed in the Standard & Poor's 500-stock index (the "S&P 500"). The trust may invest in all 500 stocks or in other mutual funds that approximately mirror the S&P 500 in their weightings.

         MFS Research Fund A: This fund invests in common stocks or securities convertible into common stocks of companies believed to possess better-than-average prospects for long-term growth.

         Templeton Foreign Fund I: This fund generally invests in common stock, although it may also invest in preferred stocks and certain debt securities, rated or unrated.

         Putnam New Opportunities Fund A: This fund invests primarily in common stocks in the following sectors: personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, value-oriented consuming and personal finance.

         Diamond Offshore Drilling, Inc. Common Stock: This fund invests in the common stock of the Company and reinvests dividends of the Company's stock, if any, into additional shares of the Company.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

      VESTING - Each participant has at all times a fully vested and nonforfeitable interest in their contributions and earnings thereon. Matching contributions made by the Company to participant accounts vest 100% after five years of service.

      FORFEITURES - Forfeitures are applied to reduce the Company contributions to the Plan.

      LOANS - Participants may borrow from his or her account up to the lessor of (i) one-half of the vested value of their accounts or (ii) $50,000.

      PAYMENT OF BENEFITS - Upon separation of service, each participant may elect to receive the entire account balance in a lump sum payment. As of December 31, 1998 and 1997, amounts payable to participants who had terminated or withdrawn from the Plan were $86,255 and $624,336, respectively.

4.  PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

5.  FEDERAL INCOME TAXES

      The Plan has obtained a favorable tax determination letter from the Internal Revenue Service ("IRS") dated February 25, 1997. It is the opinion of the Plan administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

6.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - BY FUND


                                  SCUDDER        SCUDDER      SCUDDER        SCUDDER       SCUDDER        MFS         TEMPLETON
                                STABLE VALUE     INCOME       BALANCED      GROWTH &     STOCK INDEX    RESEARCH       FOREIGN
      DECEMBER 31, 1998             FUND          FUND          FUND       INCOME FUND       FUND        FUND A         FUND I
                                ------------   -----------   -----------  -------------- -----------   -----------   -----------
  Investments:
     Mutual funds..............  $19,449,996   $ 1,352,373   $   526,586   $13,087,689   $ 1,470,570   $10,911,667   $ 2,668,727
     Company stock ............           --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Total investments.........   19,449,996     1,352,373       526,586    13,087,689     1,470,570    10,911,667     2,668,727
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Contributions receivable:
     Employee .................      191,667        15,257        16,200       164,264        33,375       114,356        36,168
     Employer .................      630,845        28,527        26,505       296,083        52,246       198,378        67,208
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Total contributions
     receivable ...............      822,512        43,784        42,705       460,347        85,621       312,734       103,376
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------


  Other assets ................           --            --            --            --            --            --            --

  Loans to participants .......           --            --            --            --            --            --            --

                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net assets available for
  benefits ....................  $20,272,508   $ 1,396,157   $   569,291   $13,548,036   $ 1,556,191   $11,224,401   $ 2,772,103
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                       PUTNAM         DIAMOND
                                         NEW         OFFSHORE
                                    OPPORTUNITIES  DRILLING, INC.     CASH         LOAN      TRANSACTIONS
      DECEMBER 31, 1998                 FUND A      COMMON STOCK      FUND         FUND         PENDING        TOTAL
                                    -------------  -------------  -----------   -----------  ------------   -----------
  Investments:
     Mutual funds .................   $13,392,178            --            --            --            --   $62,859,786
     Company stock ................            --   $ 1,419,733            --            --            --     1,419,733
                                      -----------   -----------   -----------   -----------   -----------   -----------
     Total investments ............    13,392,178     1,419,733            --            --            --    64,279,519
                                      -----------   -----------   -----------   -----------   -----------   -----------

  Contributions receivable:
     Employee .....................       163,429        33,950            --            --            --       768,666
     Employer .....................       283,298        57,025            --            --            --     1,640,115
                                      -----------   -----------   -----------   -----------   -----------   -----------
     Total contributions
     receivable ...................       446,727        90,975            --            --            --     2,408,781
                                      -----------   -----------   -----------   -----------   -----------   -----------

  Other assets ....................            --            --            --            --   $     2,942         2,942
  Loans to participants ...........            --            --            --   $ 2,882,871            --     2,882,871
                                      -----------   -----------   -----------   -----------   -----------   -----------
  Net assets available for
  benefits ........................   $13,838,905   $ 1,510,708   $        --   $ 2,882,871   $     2,942   $69,574,113
                                      ===========   ===========   ===========   ===========   ===========   ===========

                                  SCUDDER        SCUDDER      SCUDDER       SCUDDER       SCUDDER         MFS        TEMPLETON
                                STABLE VALUE     INCOME       BALANCED      GROWTH &     STOCK INDEX    RESEARCH      FOREIGN
      DECEMBER 31, 1997             FUND          FUND          FUND       INCOME FUND      FUND         FUND A        FUND I
                                ------------   -----------   ----------- --------------  -----------   -----------   -----------
Investments:
   Mutual funds ..............   $15,152,285   $ 1,089,500   $   161,987   $10,859,687   $   412,600   $ 8,072,838   $ 2,560,440
   Company stock .............            --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Total investments .........    15,152,285     1,089,500       161,987    10,859,687       412,600     8,072,838     2,560,440
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Contributions receivable:
   Employee ..................       146,690        11,204         6,435       131,304        15,397        95,662        34,487
   Employer ..................       498,888        20,563        10,312       225,929        23,820       167,618        59,752
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Total contributions
   receivable ................       645,578        31,767        16,747       357,233        39,217       263,280        94,239
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Other assets .................            --            --            --            --            --            --            --

Loans to participants ........            --            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for
benefits .....................   $15,797,863   $ 1,121,267   $   178,734   $11,216,920   $   451,817   $ 8,336,118   $ 2,654,679
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                    PUTNAM      DIAMOND
                                     NEW        OFFSHORE
                                OPPORTUNITIES DRILLING, INC.    CASH          LOAN      TRANSACTIONS
      DECEMBER 31, 1997             FUND A    COMMON STOCK      FUND          FUND         PENDING       TOTAL
                                ------------- -------------  -----------   -----------  ------------   -----------

  Investments:
     Mutual funds ............   $ 9,071,310            --            --            --            --   $47,380,647
     Company stock ...........            --   $ 1,713,155            --            --            --     1,713,155
                                 -----------   -----------   -----------   -----------   -----------   -----------
     Total investments .......     9,071,310     1,713,155            --            --            --    49,093,802
                                 -----------   -----------   -----------   -----------   -----------   -----------

  Contributions receivable:
     Employee ................       124,243            --            --            --   $    24,425       589,847
     Employer ................       224,480            --            --            --        35,791     1,267,153
                                 -----------   -----------   -----------   -----------   -----------   -----------
     Total contributions
     receivable ..............       348,723            --            --            --        60,216     1,857,000
                                 -----------   -----------   -----------   -----------   -----------   -----------

  Other assets ...............            --            --   $     1,981            --         4,321         6,302

  Loans to participants ......            --            --            --   $ 2,022,640            --     2,022,640

                                 -----------   -----------   -----------   -----------   -----------   -----------
  Net assets available for
  benefits ...................   $ 9,420,033   $ 1,713,155   $     1,981   $ 2,022,640   $    64,537   $52,979,744
                                 ===========   ===========   ===========   ===========   ===========   ===========

7.  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - BY FUND


                                     SCUDDER       SCUDDER      SCUDDER       SCUDDER        SCUDDER         MFS        TEMPLETON
      FOR THE YEAR ENDED          STABLE VALUE      INCOME      BALANCED      GROWTH &     STOCK INDEX    RESEARCH       FOREIGN
      DECEMBER 31, 1998                FUND          FUND         FUND      INCOME FUND        FUND         FUND A        FUND I
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
  Investment income:
     Dividends and interest .....  $  1,128,150  $    100,513  $     31,404  $  1,261,612  $      4,093  $    428,477  $    296,420
     Net appreciation
     (depreciation) in fair
     value of investments .......            --       (25,653)       37,100      (513,614)      233,010     1,604,618      (398,496)
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
          Total investment
          income ................     1,128,150        74,860        68,504       747,998       237,103     2,033,095      (102,076)
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Contributions:
     Employee ...................     2,019,063       152,441       131,161     1,829,498       322,562     1,300,959       446,513
     Employer ...................     2,190,942        96,776        71,912     1,050,923       168,469       731,704       255,288
     Rollover ...................     1,025,346       118,007       139,790      (483,906)      388,984      (452,154)     (298,164)
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total contributions ....     5,235,351       367,224       342,863     2,396,515       880,015     1,580,509       403,637
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total additions ........     6,363,501       442,084       411,367     3,144,513     1,117,118     3,613,604       301,561
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Deductions:
     Benefit payments ...........    (1,632,932)     (133,312)       (8,287)     (568,713)      (14,033)     (557,423)     (165,510)
     Miscellaneous expenditures .      (255,924)      (33,882)      (12,523)     (244,684)        1,289      (167,898)      (18,627)
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total deductions .......    (1,888,856)     (167,194)      (20,810)     (813,397)      (12,744)     (725,321)     (184,137)

  Net increase (decrease) in
     net assets available for
     benefits ...................     4,474,645       274,890       390,557     2,331,116     1,104,374     2,888,283       117,424

  Net assets available for
  benefits:
     Beginning of period ........    15,797,863     1,121,267       178,734    11,216,920       451,817     8,336,118     2,654,679
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
     End of period ..............  $ 20,272,508  $  1,396,157  $    569,291  $ 13,548,036  $  1,556,191  $ 11,224,401  $  2,772,103
                                   ============  ============  ============  ============  ============  ============  ============

                                       PUTNAM         DIAMOND
                                         NEW         OFFSHORE
       FOR THE YEAR ENDED           OPPORTUNITIES  DRILLING, INC.      CASH          LOAN        TRANSACTION
       DECEMBER 31, 1998                FUND A      COMMON STOCK       FUND          FUND          PENDING          TOTAL
                                    -------------  -------------   ------------   ------------   ------------   ------------
  Investment income:
     Dividends and interest .......  $    462,637   $     27,043   $        216             --   $        383   $  3,740,948
     Net appreciation
     (depreciation) in fair
     value of investments .........     2,167,821       (980,440)            --             --             --      2,124,346
                                     ------------   ------------   ------------   ------------   ------------   ------------
         Total investment income ..     2,630,458       (953,397)           216             --            383      5,865,294
                                     ------------   ------------   ------------   ------------   ------------   ------------

  Contributions:
     Employee .....................     1,820,008        367,171             --             --              2      8,389,378
     Employer .....................     1,026,857        193,373             --             --              2      5,786,246
     Rollover .....................      (353,101)       194,353          5,546             --         49,963        334,664
                                     ------------   ------------   ------------   ------------   ------------   ------------
         Total contributions ......     2,493,764        754,897          5,546             --         49,967     14,510,288
                                     ------------   ------------   ------------   ------------   ------------   ------------
         Total additions ..........     5,124,222       (198,500)         5,762             --         50,350     20,375,582
                                     ------------   ------------   ------------   ------------   ------------   ------------

  Deductions:
     Benefit payments .............      (472,899)       (21,126)            --   $     (4,000)       (53,409)    (3,631,644)
     Miscellaneous expenditures ...      (232,451)        17,179         (7,743)       864,231        (58,536)      (149,569)
                                     ------------   ------------   ------------   ------------   ------------   ------------
         Total deductions .........      (705,350)        (3,947)        (7,743)       860,231       (111,945)    (3,781,213)

  Net increase (decrease) in
     net assets available for
     benefits .....................     4,418,872       (202,447)        (1,981)       860,231        (61,595)    16,594,369

  Net assets available for
  benefits:
     Beginning of period ..........     9,420,033      1,713,155          1,981      2,022,640         64,537     52,979,744
                                     ------------   ------------   ------------   ------------   ------------   ------------
     End of period ................  $ 13,838,905   $  1,510,708   $         --   $  2,882,871   $      2,942   $ 69,574,113
                                     ============   ============   ============   ============   ============   ============

                                      SCUDDER      SCUDDER      SCUDDER        SCUDDER       SCUDDER         MFS         TEMPLETON
     FOR THE YEAR ENDED            STABLE VALUE     INCOME      BALANCED       GROWTH &    STOCK INDEX     RESEARCH       FOREIGN
      DECEMBER 31, 1997                 FUND         FUND         FUND       INCOME FUND       FUND          FUND A        FUND I
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
  Investment income:
     Dividends and interest ...... $    934,551  $     62,559  $      8,732  $  1,052,153  $      1,446  $    366,326  $    282,992
     Net appreciation
     (depreciation) in fair
     value of investments ........           --        25,240         7,257     1,326,941        39,651       934,599      (119,636)
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total investment income ...      934,551        87,799        15,989     2,379,094        41,097     1,300,925       163,356
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Contributions:
     Employee ....................    1,253,982       111,050        32,638     1,032,458        85,895       776,853       278,040
     Employer ....................    2,617,625       101,076        29,898     1,090,014        72,358       988,269       323,704
     Rollover ....................    2,157,282     1,045,372            --     2,456,201            --     2,383,960            --
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total contributions .......    6,028,889     1,257,498        62,536     4,578,673       158,253     4,149,082       601,744
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total additions ...........    6,963,440     1,345,297        78,525     6,957,767       199,350     5,450,007       765,100
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Deductions:
     Benefit payments ............   (1,781,636)     (249,828)         (745)     (777,078)      (10,828)     (559,679)     (198,120)
     Miscellaneous expenditures ..           --            --            --            --            --            --            --
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
       Total deductions ..........   (1,781,636)     (249,828)         (745)     (777,078)      (10,828)     (559,679)     (198,120)

  Interfund transfers ............   10,616,059        25,798       100,954     5,036,231       263,295     3,445,790     2,087,699
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in
     net assets available for
     benefits ....................   15,797,863     1,121,267       178,734    11,216,920       451,817     8,336,118     2,654,679

  Net assets available for
  benefits:
     Beginning of period .........           --            --            --            --            --            --            --
                                   ------------  ------------  ------------  ------------  ------------  ------------  ------------
     End of period ............... $ 15,797,863  $  1,121,267  $    178,734  $ 11,216,920  $    451,817  $  8,336,118  $  2,654,679
                                   ============  ============  ============  ============  ============  ============  ============

                                      PUTNAM                      DIAMOND
                                        NEW          ZAPATA       OFFSHORE                                                CAPITAL
       FOR THE YEAR ENDED          OPPORTUNITIES     COMMON     DRILLING, INC.    CASH        LOAN       TRANSACTION   PRESERVATION
       DECEMBER 31, 1997               FUND A         STOCK        COMMON         FUND        FUND         PENDING         FUND
                                                                   STOCK
                                   -------------  ------------  ------------- ------------ ------------  ------------  ------------
  Investment income:
     Dividends and interest ....... $    224,197            --  $      3,542  $        209           --  $      1,723            --
     Net appreciation
     (depreciation) in fair
     value of investments .........    1,315,837  $   (212,580)      341,750            --           --            --            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------
         Total investment
         income ...................    1,540,034      (212,580)      345,292           209           --         1,723            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------

  Contributions:
     Employee .....................    1,011,275            --            --            --           --        98,149            --
     Employer .....................    1,108,551            --           213            --           --       145,730            --
     Rollover .....................    2,383,960       283,584       104,509            -- $    416,897            --            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------
         Total contributions ......    4,503,786       283,584       104,722            --      416,897       243,879            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------
         Total additions ..........    6,043,820        71,004       450,014           209      416,897       245,602            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------

  Deductions:
     Benefit payments .............     (586,872)       (8,655)     (188,697)           --           --          (306)           --
     Miscellaneous expenditures ...           --            --           (58)           --      (16,483)           --            --
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------
         Total deductions .........     (586,872)       (8,655)     (188,755)           --      (16,483)         (306)           --

  Interfund transfers .............    3,963,085       (62,349)    1,451,896         1,772    1,622,226      (180,759) $(10,207,262)
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------

  Net increase (decrease) in
     net assets available for
     benefits .....................    9,420,033            --     1,713,155         1,981    2,022,640        64,537   (10,207,262)

  Net assets available for
  benefits:
     Beginning of period ..........           --            --            --            --           --            --    10,207,262
                                    ------------  ------------  ------------  ------------ ------------  ------------  ------------
     End of period ................ $  9,420,033  $         --  $  1,713,155  $      1,981 $  2,022,640  $     64,537  $         --
                                    ============  ============  ============  ============ ============  ============  ============

                                    DREYFUS        DREYFUS                                  PREMIER
                                    GENERAL      GROWTH AND     DREYFUS        DREYFUS       GLOBAL
       FOR THE YEAR ENDED            MONEY         INCOME         NEW       APPRECIATION   INVESTING
       DECEMBER 31, 1997            MARKET          FUND        LEADERS         FUNDS         FUND          TOTAL
                                  ------------  ------------  ------------  ------------  ------------  ------------

  Investment income:
     Dividends and interest .....           --            --            --            --            --  $  2,938,430
     Net appreciation
     (depreciation) in fair
     value of investments .......           --            --            --            --            --     3,659,059
                                  ------------  ------------  ------------  ------------  ------------  ------------
         Total investment
         income .................           --            --            --            --            --     6,597,489
                                  ------------  ------------  ------------  ------------  ------------  ------------

  Contributions:
     Employee ...................           --            --            --            --            --     4,680,340
     Employer ...................           --            --            --            --            --     6,477,438
     Rollover ...................           --            --            --            --            --    11,231,765
                                  ------------  ------------  ------------  ------------  ------------  ------------
         Total contributions ....           --            --            --            --            --    22,389,543
                                  ------------  ------------  ------------  ------------  ------------  ------------
         Total additions ........           --            --            --            --            --    28,987,032
                                  ------------  ------------  ------------  ------------  ------------  ------------

  Deductions:
     Benefit payments ...........           --            --            --            --            --    (4,362,444)
     Miscellaneous
     expenditures ...............           --            --            --            --            --       (16,541)
                                  ------------  ------------  ------------  ------------  ------------  ------------
         Total deductions .......           --            --            --            --            --    (4,378,985)

  Interfund transfers ........... $ (2,575,206) $ (5,018,569) $ (4,220,923) $ (4,049,081) $ (2,300,656)           --
                                  ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in
     net assets available for
     benefits ...................   (2,575,206)   (5,018,569)   (4,220,923)   (4,049,081)   (2,300,656)   24,608,047

  Net assets available for
  benefits:
     Beginning of period ........    2,575,206     5,018,569     4,220,923     4,049,081     2,300,656    28,371,697
                                  ------------  ------------  ------------  ------------  ------------  ------------
     End of period .............. $         --  $         --  $         --  $         --  $         --  $ 52,979,744
                                  ============  ============  ============  ============  ============  ============

                                                  DREYFUS       DREYFUS                                   PREMIER
                                     CAPITAL      GENERAL       GROWTH        DREYFUS        DREYFUS       GLOBAL
       FOR THE YEAR ENDED         PRESERVATION     MONEY       AND INCOME       NEW       APPRECIATION   INVESTING
       DECEMBER 31, 1996              FUND         MARKET        FUND         LEADERS         FUND          FUND         TOTAL
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Investment income:
     Dividends and interest ..... $    531,875  $     98,530  $    689,207  $    281,723  $     37,717  $    305,626  $  1,944,678
     Net appreciation
     (depreciation) in fair
     value of investments .......           --            --       (77,148)      215,237       663,996       (65,447)      736,638
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total investment
         income .................      531,875        98,530       612,059       496,960       701,713       240,179     2,681,316
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Contributions:
     Employee ...................    1,160,241       387,889       741,433       629,436       495,960       318,473     3,733,432
     Employer ...................    1,074,004       233,253       408,395       343,692       286,054       178,611     2,524,009
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total contributions ....    2,234,245       621,142     1,149,828       973,128       782,014       497,084     6,257,441
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
         Total additions ........    2,766,120       719,672     1,761,887     1,470,088     1,483,727       737,263     8,938,757
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Benefit payments ..............     (936,234)     (176,449)     (314,812)     (165,752)     (275,742)     (149,937)   (2,018,926)
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Interfund transfers ...........     (555,151)      201,765      (408,983)      571,025       454,913      (263,569)           --
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in
     net assets available for
     benefits ...................    1,274,735       744,988     1,038,092     1,875,361     1,662,898       323,757     6,919,831

  Net assets available for
  benefits:
     Beginning of period ........    8,932,527     1,830,218     3,980,477     2,345,562     2,386,183     1,976,899    21,451,866
                                  ------------  ------------  ------------  ------------  ------------  ------------  ------------
     End of period .............. $ 10,207,262  $  2,575,206  $  5,018,569  $  4,220,923  $  4,049,081  $  2,300,656  $ 28,371,697
                                  ============  ============  ============  ============  ============  ============  ============

                 DIAMOND OFFSHORE CONTRIBUTION RETIREMENT PLAN

                     ITEM 27a - SCHEDULE OF ASSETS HELD FOR
                              INVESTMENT PURPOSES
                               December 31, 1998

                                                                             PRINCIPAL AMOUNT
                                                                               OR NUMBER OF
                   IDENTITY OF ISSUE               DESCRIPTION                UNITS OR SHARES          COST        CURRENT VALUE

         Scudder Stable Value Fund                 Mutual Fund                 19,449,995.560      $ 19,449,996    $ 19,449,996

         Scudder Income Fund                       Mutual Fund                    102,143.005         1,365,719       1,352,373

         Scudder Balanced Fund                     Mutual Fund                     27,773.509           491,378         526,586

         Scudder Growth and Income Fund            Mutual Fund                    497,441.624        12,725,892      13,087,689

         Scudder Stock Index Fund                  Mutual Fund                     43,341.275         1,236,941       1,470,570

         MFS Research Fund A                       Mutual Fund                    433,863.481         8,835,278      10,911,667

         Templeton Foreign Fund I                  Mutual Fund                    318,084.300         3,190,499       2,668,727

         Putnam New Opportunities Fund A           Mutual Fund                    229,200.379        10,401,984      13,392,178

         Diamond Offshore Drilling, Inc.           Common Stock                    59,935.970                         1,419,733
                                                                                                      2,160,273

         Participant Loans                         Loans to participants                              2,882,871       2,882,871
                                                   with varying terms
                                                                                                   ------------    ------------

                    TOTAL                                                                          $ 62,740,831    $ 67,162,390
                                                                                                   ============    ============

                 DIAMOND OFFSHORE CONTRIBUTION RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1998

                                                                                                           Current
                                                                                                           Value of
                                                                                                           Asset on
                                      Description of               Purchase     Selling       Cost of     Transaction    Net Gain
  Identity of Party Involved            Investment                   Price       Price         Asset         Date         (Loss)

TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF
DECEMBER 31, 1997

SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS:
Scudder Trust Company              Scudder Stable Value Fund
                                    Purchases                     $ 9,043,982               $ 9,043,982   $ 9,043,982
                                    Sales                                      $ 4,752,479    4,752,479     4,752,479

Scudder Trust Company              Scudder Growth & Income Fund
                                    Purchases                       5,281,717                 5,281,717     5,281,717
                                    Sales                                        2,540,085    2,298,030     2,540,085    $ 242,055

Scudder Trust Company              MFS Research Fund A
                                    Purchases                       3,146,292                 3,146,292     3,146,292
                                    Sales                                        1,912,081    1,628,441     1,912,081      283,640

Scudder Trust Company              Putnam New Opportunities
                                   Fund A
                                    Purchases                       4,826,170                 4,826,170     4,826,170
                                    Sales                                        2,673,102    2,298,179     2,673,102      374,923

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore Defined Contribution Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of June, 1999.



                                       By:     /s/ Robert L. Charles
                                       Name:   Robert L. Charles
                                       Title:  Administrative Committee Member

                                 EXHIBIT INDEX

Exhibit No            Description
----------            -----------
  23.1                Consent of Independent Auditors